Firemans Contractors, Inc.
8200 Northeast Parkway, Suite 103
North Richland Hills, TX 76180
(800) 475-1479 / (888) 899-5957

November 3, 2010

Ms. Pamela A. Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Firemans Contractors, Inc. Registration Statement on Form S-1 Filed September 15, 2010 File No. 333-169384

General

1.  We note that certain of the shares you are registering for resale are to be sold by persons and/or entities that appear to be affiliates of your company. Given the size of the offering by these selling shareholders relative to the number of shares outstanding held by non-affiliates and the nature of the offering, it appears that this transaction might be a primary offering of your shares to the public, with these selling shareholders acting as the conduit in that distribution to the public. Please provide us with a detailed analysis as to why the purported resale portion of the proposed offering is not a primary offering on your behalf. Otherwise it may not appropriately be characterized as a transaction eligible to be made under Rule 41 5(a)(1)(i) of Regulation C. We may have further comment after reviewing your response.

Response:	We have reconsidered, and will not be registering shares for persons who are affiliates of the company, as will be reflected in the amended Registration Statement.

2.  Please advise us as to all other registration statements of companies for which your officers and directors may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Response:
Nikolay Frolov (our CFO and Director) is a CFO and a Director, Scott O’Neal (our Director) is a COO and a Director, both, of EVCARCO, Inc., which has not been modified, and is a fully reporting company.

Registration Statement Cover Page

3.  Your Primary Standard Industrial Classification Code Number, or SIC code number, is currently shown as 17. This is not a valid SIC code number. Please revise your filing to show the correct SIC code number applicable to your company (e. g., 1700).

Response:	We will update the amended filing with the correct code – 1700.

Prospectus Cover Page, page 3

Resale Offering Prospectus, page 3

4.  We note that there is currently no public market for your common stock. As a result, until a public market emerges for your common stock, the selling security holders can offer your common stock for resale only either at a fixed price or within a bona fide price range. Accordingly, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that the selling security holders will offer and sell your common stock at a fixed price or within a bona tide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K.

Response:	We will revise, as requested, in the amended filing.

5.  We note the bulleted list of differences between the public offering prospectus and the resale offering prospectus. The filed prospectus does not appear to contain the alternative outside front cover page for the resale offering prospectus. In addition, you do not appear to have included an alternative prospectus summary section for the resale offering prospectus (i.e., a resale counterpart to the public offering prospectus summary beginning on page 5). Please revise your filing to address these deficiencies.

Response:	These pages will be added to the amended filing.

Prospectus Summary, page 5

6.  We note your statement that the “summary contains certain information contained elsewhere in this prospectus? Please revise your disclosure to clarify that the  summary contains a brief overview of the key aspects of the offering (i.e., material information).

Response:	We will revise, as requested, in the amended filing.

Corporate Background and Business Overview, page 5

7.  Please disclose that you are a development stage company.

Response:	This information will be added to the amended filing.

8.  Please disclose what you mean by the term "burn rate."

Response:	This information will be added to the amended filing.

Summary of the Offering, page 5

9. Please revise your disclosure to clarify that the offering is not subject to the sale of a minimum number of securities, there are no escrow arrangements for investor funds, and you can use investor funds immediately.

Response:	We will revise, as requested, in the amended filing.

Summary Financial Data, page 5

10.  The $(155,967) related to your line item “Total liabilities and stockholders’ deficit" does not agree with the amounts reflected in your audited balance sheet on page F—3. Please revise.

Response:	This information will be corrected in the amended filing.

Risk Factors, page 6

11.  Please add a risk factor discussing the fact Please emphasize that those officers and directors responsible for selling shares on behalf of the company also intend to sell shares on their own behalf and explain how they will decide which shares to sell first.

Response:
We will add an additional risk factor addressing the resale offering, but will omit the information regarding the sale of officer/director shares, since our officers/directors will not offer any shares for resale.

We have maintained losses since inception .... , page 7

12.  Please revise your disclosure to identify the sources of funding that you have relied on to date and whether you believe in the future those sources would be available to you and would be adequate.

Response:	This information will be added to the amended filing.

We may not be able to compete effectively against our competitors, page 7

13.  As drafted, this risk factor could apply to many companies and does not identify the specific competition-related risks that you face. Please revise this risk factor to address why you believe you might not be able to compete effectively. In doing so, please describe those aspects of your business that give rise to this risk.

Response:
The competition challenges we face are similar to almost any other business. We do not believe there is anything specific to our company. With that, we will remove this item from the list of Risk Factors.

We need to retain key personnel to support our product and ongoing operations, page 7

14.  Please revise this risk factor to address specifically why you believe the loss of the services of Renee Gilmore “wou1d negatively impact your ability to sell your product."

Response:	We are a small company, and a loss of any member of our executive team would have a negative impact on our business and ability to operate. We will revise this item accordingly.

Our insiders beneficially own a significant portion of our stock .... , page 8

15.  In view of their respective ownership percentages, as well as the marital relationships that exist between the O’Neals and the Gilmores and their board and management positions, it would appear that your insiders would have more than just the ability to have "significant influence" over the matters that you note and in fact if some or all of them acted in concert would have the ability to control your company and determine the outcome of matters requiring security holder approval. Please revise your disclosure accordingly to reflect this degree of control.

Response:	We will revise this risk disclosure accordingly.

Use of Proceeds, page 11

16.  As less than all the securities to be offered may be sold and more than one use is listed for the proceeds, please disclose the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained. In addition, since it appears that a material part of the proceeds will be used to discharge indebtedness, please set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Please refer to Item 504 of Regulation S-K, particularly instructions one and four.

Response:	This information will be added to the amended filing.

Capitalization, page 12

17.  It appears that the caption “short-term debt" includes other current liabilities, in addition to the current portion of long-term debt and loans payable to shareholders. Please consider revising this caption to either differentiate between short-term debt and other current liabilities or simply providing a short-term debt caption that only includes the current portion of long-term debt and loans payable to shareholders.

Response:	This information will be added to the amended filing.

18.  Since the first column of your table should represent actual amounts at June 30, 2010, please revise the line item "capitalization" to reflect the actual historical amount as of that date.

Response:	This information will be corrected in the amended filing.

19.  Please note that your capitalization table should not reflect the receipt or application of offering proceeds in a best efforts offering. Please revise.

Response:	This information will be corrected in the amended filing.

Management’s Discussion and Analysis of Financial Condition .... , page 13

Overview, page 13

20.  We note your disclosure that your company is not a blank check company within the meaning of Rule 419 under the Securities Act of 1933, as amended. Please  provide us with your analysis as to why you believe your company is not a blank check company. Please provide a detailed analysis. In addition, please provide us with your analysis as to whether you believe your company is a shell company within the meaning of Rule 405 under the Securities Act.

Response:	We will provide a discussion, as to why we are not a “shell company” within the meaning of Rule 405.

Plan of Operation, page 13

21.  Please revise your disclosure to provide more information about your plan of operations for the next 12 months. For example, you may wish to address the following matters: the status of your efforts to obtain additional funding, including the funding sources you have contacted or plan to contact; your specific marketing efforts and plans; how you plan to grow sales by 5% per quarter; how you intend to establish a franchise business; and how you intend to satisfy the costs that you will incur as a result of becoming a public company.

Response:	This information will be added to the amended filing.

Plan of Operation, page 13

22.  To the extent that you have any updates to the progress of your operations and/or any updated financial information available, please provide a Recent Developments section to disclose and discuss such information. Please also provide an update to:
• What available sources you sought to obtain capital from and whether these efforts were successful;
• Whether you were able to increase sales for the quarter ended September 30, 2010; and
• Whether you have been able to establish any new franchises through September 30, 2010.

Response:	This information will be added to the amended filing.

Liquidity and Capital Resources, page 14

23.  Please revise your disclosure to identify your internal and external sources of liquidity. Please refer to Item 303(a)(1) of Regulation S-K.

Response:	This information will be added to the amended filing.

24.  Given your auditor’s substantial doubt about your ability to continue as a going concern, please revise your registration statement to provide a more comprehensive discussion of how you intend to finance your operations for the  next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies. This discussion should be made in light of the fact that since your current offering is a best effort offering, you may not receive any proceeds from this offering.

Response:	This information will be added to the amended filing.

Business Description, page 14

Overview, page 14

25.  Please tell us the relevance to your business and offering of the information about the law firm Mullins Law, P.C. or, alternatively, you may remove this information.

Response:	The Firm handles all the legal aspects of our franchising activities. We are proud to utilize the services of one of the top firms in that industry.

26.  Given your history, please disclose how you intend to satisfy the costs that you will incur as a result of becoming a public company upon the registration statement’s effectiveness. Further, please revise your plan of operation to specifically address the costs associated with being a public company.

Response:	This information will be added to the Liquidity and Capital Resources section of the amended filing.

Products and Services, page 15

27.  We note your disclosure about franchise opportunities. Please revise your disclosure to better describe your existing or proposed franchise business. In doing so, at a minimum, please address the following matters: the nature of your franchise plans; the status of your franchise plans; what steps you have taken, if any, to implement your franchise plans; and your compliance with applicable franchise regulations. Your disclosure should be materially complete and you should make conforming or complimentary revisions, as necessary, to the other sections of the prospectus (e.g., the summary, risk factors, MD&A). Finally, if you have a franchise offering circular or disclosure document, please provide us with a copy of it.

Response:
This item of the Registration statement describes our core business. We believe that “franchise” is a standard term, which does not require further explanation. As requested in the comments above, we will add the steps we have taken and the current status of the development of our franchise system in the Management’s Discussion section of the statement.  Copy of the Federal Franchise Disclosure document will be attached to this response for your reference.

Competition, page 16

28. Please explain in detail why you consider your franchise to be “unique."

Response:
We believe our system to be unique, because we are not familiar with another company offering similar variety of services and franchising their concept.  But, realizing the difficulty of substantiating such statement, we’ve decided to remove this description from the amended filing.

29.  Please revise your disclosure to clarity the methods of competition that you believe exist in your industry. In doing so, to the extent applicable, please distinguish between the painting services that you currently appear to provide and the franchising activities in which you are proposing to engage.

Response:	These statements will be revised and clarified in the amended filing.

30.  Please revise your disclosure to eliminate subjective statements regarding your “advantages”, "professionalism," and "customer satisfaction? To the extent you wish to describe any of these factors, please provide us with independent third party support for your claims.

Response:	As requested, to the extent possible, such subjective statements will be eliminated from the amended filing.

Regulations, page 17

31.  In view of your disclosure elsewhere in the prospectus about your proposed franchising business, please revise your discourse to address the regulations applicable to franchising.

Response:	This information will be added to the amended filing.

Certain Relationships and Related Transactions, page 20

32.  Please revise your disclosure to address the loans payable to shareholders that are reflected in your June 30, 2010 balance sheet. In addition, please clarify for us whether any promoters have been involved with your business or its principals since the foundation of your business. Please refer to Item 404(d) of Regulation S- K.

Response:	This information will be added to the amended filing.

Plan of Distribution, page 21

33.  Please disclose the price at which you intend to offer and sell your securities.

Response:	This information will be added to the amended filing.

34.  We note your disclosure that all subscription agreements and checks are irrevocable. Please clarify for us what you mean by this statement and, in doing so, please address the applicability of any statutory rescission or similar rights that may apply under state or federal law.

Response:	We will deleted this statement from the amended filing.

OTCBB Considerations, page 22

35.  Please revise your disclosure to clearly state the status of your efforts to have your securities quoted on the OTCBB. If they are not quoted at this time, please disclose this clearly.

Response:	This information will be added to the amended filing.

Principal Stockholders, page 24

36.  Based on your tabular disclosure, it appears that you have determined that Renee Gilmore is not the beneficially owner of the securities owned by her spouse Aaron Gilmore, and vice versa. The same appears to be true for the O’Neals. Please provide us with your analysis supporting these determinations. You may wish to refer to Question 105.05 of our Compliance and Disclosure Interpretations for Section 13(d) and l3(g) of the Securities Exchange Act of 1934, as amended, which are available on your website. In addition, please add footnotes to the table addressing the beneficial ownership determinations that you have made for the Gilmores and O’Neals.

Response:	We will correct the information in the amended filing.

Shares Eligible for Future Sale, page 26

37.  Please provide us with your basis for the statement that "the 44,025,000 shares covered hereby will be freely transferable? In this regard, we note that some of the selling security holders are control persons or affiliates of control persons.

Response:	We will not be registering any control persons’ or affiliates’ shares.

Rule 144, page 26

38.  Please revise your disclosure to address whether you can use Rule 144. Your current disclosure is ambiguous.

Response:	We will clarify this disclosure in the amended filing.

Underwriting, page 26

39.  Please expand your disclosure to address how you will distribute the shares you are issuing in the offering. .

Response:	We will expand this disclosure in the amended filing.

The Offering, page 28

40.  Please disclose the fixed price at which the selling security holders will offer and sell their shares.

Response:	We will disclose the fixed price in the amended filing.

Principal and Selling Stockholders, page 30

41. Regarding footnotes (16) and (21) to the table, please revise your disclosure to identify the natural person or persons who exercise voting and investment control over the corporations.

Response:	These companies will not participate in the offering.

Plan of Distribution, page 33

42. Please disclose the fixed price at which the selling security holders will offer and sell their shares.

Response:	We will revise accordingly.

43. Please revise your disclosure to address the limitations on the availability of Rule 144 to your security holders.

Response:	We will add this disclosure to the amended filing.

Part II, page 36

Undertakings, page 39

44. Please add the undertaking in Item 512(a)(6) of Regulation S-K.

Response:	We will add the undertaking to the amended filing.

Financial Statements, page F-1

General

45. Please revise your registration statement to disclose the gross amounts of property, plant and equipment and the related accumulated depreciation as required by Rules 5.02.13 and 5.02.14 of Regulation S—X.

Response:	We will update the amended filing as requested.

Statement of Operations, page F-4

46. We note that you do not include depreciation in your cost of revenues line item. Please revise your cost of revenue line item to state, "cost of revenue (exclusive of depreciation shown separately below)". Please also remove any references in the filing to gross profit. Refer to SAB Topic 11B.

Response:	We will update the amended filing as requested.

Statement of Cash Flows, page F-6

47. You should not show the $210,000 accrued salaries as a noncash adjustment to net income. Rather, you should reflect the increase in your loans payable to shareholders within cash flows from operations. In this regard, we note that you converted your accrued salaries liability to short term notes that are payable on demand. Subsequent payments by the company to reduce the notes should also be reflected in cash flows from operations. In this regard, the $2,702 payment on notes payable to shareholders should be reclassified.

Response:	We will update the amended filing as requested.

Note 3. Summary of Significant Accounting Policies, page F-7

48. Please disclose your accounting policy and the authoritative literature you relied upon in determining your accounting treatment of the professional services paid with the issuance of common stock.

Response:	We will update the amended filing as requested.

Note 6. Related Party Transactions, page F-9

49. Please revise your note to clarify that the balance of salaries payable to each of your officers was converted into notes due to such officers.

Response:	We will update the amended filing as requested.

Exhibit 23.1

50. Please have your independent registered public accountants revise their consent to include their signature as required Item 601(B)(23) of Regulation S-K.

Response:	New consent, including the signature, will be attached to the amended filing.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the tiling;

•
the action of the Commission or the staff acting pursuant to delegated authority, in declaring the tiling effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the tiling; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.